Tarak I. Shah T: (415) 693-2106 F: (415) 693-2222 tshah@cooley.com	VIA EDGAR AND FEDEX

August 21, 2009
Peggy Kim, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 3628
100 F Street, NE
Washington, DC 20549-3628

RE:	Endwave Corporation
Schedule TO Filed August 11, 2009
File No. 005-60995
Dear Ms. Kim:
     On behalf of our client, Endwave Corporation (“Endwave”), we are transmitting for filing one copy of Amendment No. 1 (the “Amendment”) to the Schedule TO, No. 005-60995 (the “Schedule TO ”) filed with the Securities and Exchange Commission (the “Commission”) on August 11, 2009, which includes a new Exhibit (a)(1)(L) (the “Supplement”), which supplements the previously filed Offer to Exchange Certain Outstanding Stock Option Grants for New Stock Option Grants (Exhibit (a)(1)(A)).
     The Amendment is being filed in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) by letter dated August 14, 2009, with respect to the Schedule TO (the “Comments”). The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Supplement.
Schedule TO-I:
Item 6. Exhibits
1.	Please file a form of the Eligible Option Information Sheet that option holders are required to tender with the Election Form, as indicated in paragraph 14 of the Election Form filed as Exhibit (a)(1)(C), or advise us. Refer to Item 1016(a)(1) of Regulation M-A.

A form of Eligible Option Information Sheet is filed with the Amendment as Exhibit (a)(1)(K).
101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800 T: (415) 693-2000 F: (415) 693-2222 WWW.COOLEY.COM

Peggy Kim, Esq.
August 21, 2009
Page Two
Offer to Exchange:
Summary Term Sheet—Questions and Answers, page 1
Q.23. If I participate in this exchange offer, when will I receive..., page 5
2.	We note that you will issue new stock option agreements promptly following acceptance, which is two days after the expiration date. Please advise us as to how you are complying with the requirement to pay promptly after termination of the offer. Refer to Rules 13e-4(f)(5) and 14e-1(c) and Section II.D. of SEC Release 34-43069.

We supplementally advise the Staff of Endwave’s acknowledgment and understanding of the Staff’s position. Endwave expects to issue new stock option agreements concurrently with or within one business day following the notice of acceptance to participating optionholders. Since the notice of acceptance will be delivered within two business days following the expiration of the exchange offer, the participating optionholders will receive new stock option agreements within three business days following the expiration of the exchange offer. SEC Release 34-43069 indicates that a settlement within three business days of the expiration of the offer to exchange will be viewed as being “prompt.”
Section 9. Information Concerning Us; Financial Information, page 7
3.	We note that you have included summary financial information. Please revise to include all of the information required by Item 1010(c) of Regulation M-A. In this regard, we note that you have not included assets and liabilities, income per common share from continuing operations, ratio of earnings to fixed charges and book value per share. Refer to Item 1010(e)(1), (2), (4), and (5) of Regulation M-A.

In response to the Staff’s comment, Endwave has included revised summary financials in the Supplement. The Supplement will be disseminated to all eligible optionholders. Endwave notes that the revised summary consolidated statements of operations data does not include the ratio of earnings to fixed charges because Endwave believes the information will not be meaningful to investors. For the periods presented, Endwave has little or no earnings from continuing operations and its fixed charges are immaterial. Endwave has disclosed in the Supplement that this information is not being presented and the basis for not presenting it.
* * * * *
In connection with the foregoing, Endwave hereby acknowledges that:
•	Endwave is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800 T: (415) 693-2000 F: (415) 693-2222 WWW.COOLEY.COM

Peggy Kim, Esq.
August 21, 2009
Page Three
•	Endwave may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * *
     Please fax any additional comment letters concerning the Amendment to (415) 693-2222 and direct any further questions or comments concerning the Amendment or this response letter to me at (415) 693-2106 or Jodie Bourdet at (415) 693-2054.
Sincerely,
/s/ Tarak I. Shah
Tarak I. Shah

cc:	Curt P. Sacks, Chief Financial Officer, Endwave Corporation Jodie Bourdet, Esq., Cooley Godward Kronish LLP
101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800 T: (415) 693-2000 F: (415) 693-2222 WWW.COOLEY.COM